UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________________________________________
FORM N-8F
_______________________________________________

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger
☐	Liquidation
☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 11 of this form and complete verification at the end of the form.)

2.	Name of fund: Mairs & Power Funds Trust (the “Trust”)

3.	Securities and Exchange Commission File No.:

811-22563

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
 ☒   Initial Application               ☐  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

W1520 First National Bank Building
332 Minnesota Street
St. Paul, Minnesota 55101

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Edward Paz
777 East Wisconsin Avenue, 10th Floor
Milwaukee, Wisconsin 53202
(414) 765-5366

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Records Relating to:	Are located at:
Trust’s Fund Administrator, Fund Accountant and Transfer Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street, 3rd Floor Milwaukee, Wisconsin 53202 (414) 287-3689
Trust’s Custodian	U.S. Bank, N.A. 1555 North RiverCenter Drive, Suite 302 Milwaukee, Wisconsin 53212 (414) 287-3689
Trust’s Investment Adviser	Mairs & Power, Inc. W1520 First National Bank Building 332 Minnesota Street St. Paul, Minnesota 55101 (651) 222-8478
Trust’s Distributor	Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, Maine 04101 (866) 251-6920

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Sub-classification if the fund is a management company (check only one):

☒    Open-end            ☐   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

        Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Mairs & Power, Inc.
W1520 First National Bank Building
332 Minnesota Street
St. Paul, Minnesota 55101

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, Maine 04101

ALPS Distributors, Inc.
1290 Broadway, Suite 1100
Denver, Colorado 80203

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositors’ name(s) and address(es):

  Not Applicable.

(b)	Directors’ name(s) and address(es):

  Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐    Yes             ☒    No

If Yes, for each UIT state (name, file no. and business address):

Not applicable.

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes             ☐    No

If Yes, state the date on which the board vote took place: December 16, 2021

If No, explain: Not applicable.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes             ☐     No

If Yes, state the date on which the shareholder vote took place:  March 30, 2022

If No, explain: Not applicable.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒    Yes             ☐    No

(a)	If Yes, list the date(s) on which the fund made those distributions: April 29, 2022

(b)	Were the distributions made on the basis of net assets?

☒    Yes             ☐     No

(c)	Were the distributions made pro rata based on share ownership?

 ☒    Yes            ☐    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable

(e)	Liquidations only:

Not applicable

Were any distributions to shareholders made in kind?

☐    Yes             ☐    No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:

Not applicable

 Has the fund issued senior securities?

 ☐   Yes             ☐   No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒    Yes            ☐    No

If No,

(a)	How many shareholders does the fund have as of the date of this form filed?
(b)	Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interest?

      ☐    Yes             ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interest of, those shareholders.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
  ☐   Yes            ☒    No

  If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Not Applicable.

(b)	Why has the fund retained the remaining assets?

Not Applicable.

(c)	Will the remaining assets be invested in securities?

Not Applicable.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
  ☐    Yes             ☒    No

If yes,

(a)	Describe the type and amount of each debt or other liability:

Not Applicable.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

Not Applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $255,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): Tail Insurance: $48,500 Blue Sky: $21,000 Printing and Mailing: $209,600 Proxy Solicitation: $194,900

(iv)	Total expenses (sum of lines (i) - (iii) above): $729,000

(b)
How were those expenses allocated?

In connection with the reorganizations of the Mairs & Power Growth Fund, the Mairs & Power Balanced Fund and the Mairs & Power Small Cap Fund (the “Target Funds”) with and into shell series of Trust for Professional Managers (the “Acquiring Funds”) of the same name (together, the “Reorganization”), Reorganization costs were allocated as follows.  Mairs & Power, Inc., the Funds’ adviser (the “Adviser”), paid two-thirds of the costs of the Reorganizations allocated to the Target Funds and the Acquiring Funds.  The remaining one-third of the costs were borne by the Target Funds collectively in proportion to the average net assets held by the Target Funds in aggregate for the month which the expense was incurred.  The remaining one-third of the costs were borne by the Acquiring Funds collectively in proportion to the net assets held by such Acquiring Fund compared to the net assets held by the Acquiring Funds in aggregate on the closing date of the Reorganization.

(c)
Who paid those expenses?

The Adviser paid two-thirds of the costs of the Reorganizations allocated to the Target Funds and the Acquiring Funds.  The remaining one-third of the costs were borne by the Target Funds collectively in proportion to the average net assets held by the Target Funds in aggregate for the month which the expense was incurred.  The remaining one-third of the costs were borne by the Acquiring Funds collectively in proportion to the net assets held by such Acquiring Fund compared to the net assets held by the Acquiring Funds in aggregate on the closing date of the Reorganization.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐    Yes             ☒    No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
            ☐    Yes            ☒    No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
            ☐    Yes             ☒    No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:
Mairs & Power Growth Fund
Mairs & Power Balanced Fund
Mairs & Power Small Cap Fund
(each a series of Trust for Professional Managers)

(b)	State the Investment Company Act file number of the fund surviving the Merger:

  811-10401

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s) and date the agreement was filed:

                             DEF 14A, File No. 811-22563 (SEC Accession No. 0000894189-22-001123) February 10, 2022

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not Applicable

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Mairs & Power Growth Fund, the Mairs & Power Balanced Fund, and the Mairs & Power Small Cap Fund, each a series of Mairs & Power Funds Trust;  (ii) he is the President of Mairs & Power Funds Trust; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Mark L. Henneman Mark L. Henneman President Mairs & Power Funds Trust May 2, 2022